Exhibit 6
                                                                 ---------

                        AMENDMENT TO INDUCEMENT AGREEMENT


     THIS AMENDMENT TO INDUCEMENT AGREEMENT, made on 2 May 1997 by and between Tamarix Investors LDC ("Investors") and Trident Rowan Group, Inc. ("TRG"), to amend the Inducement Agreement dated 8 April 1997 between Tamarix Investors Ltd. and TRG (the "Inducement Agreement").

                                   WITNESSETH:

     WHEREAS, the Parties desire that Investors succeed to the rights and obligations of Tamarix Investors Ltd. pursuant to the Inducement Agreement, since the formation of Tamarix Investors Ltd. was not completed; and

     WHEREAS, Investors and TRG desire to extend the Closing Date of the Inducement Agreement; and

     WHEREAS, Investors and TRG desire to amend the Inducement Agreement in other respects.

     NOW THEREFORE, in consideration for one dollar and the covenants contained herein, the Parties, desiring to be legally bound, agree hereby as follows:

     1. The Parties agree that Investors has succeeded to all the right, title, interest, and obligations of Tamarix Investors Ltd. pursuant to the Inducement Agreement. Every place at which the name "Tamarix Investors Ltd." shall appear in the Inducement Agreement shall be deleted and "Tamarix Investors LDC" shall be substituted therefor.

     2. Section 12 of the Inducement Agreement shall be amended by deferring the Closing Date for the Inducement Agreement to 2 May 1997.

     3. The Directors elected to the TRG Board of Directors by action of the TRG Board on 2 May 1997 shall be covered by the Company's directors' and officers' liability insurance, for such amounts of policy coverage and for such risks as apply to TRG's other directors, commencing from 2 May when they are elected to the Board, including coverage related to the offering of TRG common stock which is presently being considered by the Securities and Exchange Commission. As soon as practicable, TRG shall provide such directors with oral confirmation from TRG's insurance broker and an insurance certificate or such other written evidence of this insurance coverage as may be reasonably satisfactory to them.

     4. If Mr. Louis Perlman shall resign from the Board of Directors of TRG or be unable to serve as a director, his successor on the Board will be a person of good character who is experienced




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in business matters and who is reasonably  acceptable to Investors,  as required by the Inducement Agreement and the By-Laws, and Investors and TRG shall agree upon a suitable replacement.

     5. If TRG shall grant any person warrants to acquire TRG Common Stock in a public or private financing currently being contemplated, at the option of Investors TRG shall amend the terms of the warrant granted to Investors pursuant to Section 5 of the Inducement Agreement to incorporate any terms of such warrants other than the number of shares of TRG Common Stock which may be purchased pursuant to such warrants, the time when such warrants may be exercised, and the exercise price for such warrants.

     6. All references in section 1 of the Inducement Agreement to Tamarix owning shares shall be amended to refer to Tamarix owning or having the power to vote such shares.

     7. All other terms and conditions of such Inducement Agreement shall remain unchanged.

                                            Tamarix Investors LDC



                                            By:/s/ Mark Hauser
                                               ---------------
                                               Chairman

                                            Trident Rowan Group, Inc.



                                            By:/s/ Howard E. Chase
                                               -------------------
                                               President



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